

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au


05007464

8 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972



VILLAGE ROADSHOW LIMITED

Half Year Results Presentation
For the 6 months Ended 31 December 2004

Presentation Outline

- Strategic Highlights
- Group Overview
- Divisional Performance
- Outlook


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Strategic Highlights

Capital Reconstruction

Capital Structure Changes

	No of Ord Shares (millions)	No of Pref Shares (millions)	Cost ($ millions)
As at 31 December 2003	234.9	250.2	
March 04 - Pref Share Buy Back		(90.1)	$104.00
May 04 - Pref Share Buy Back		(50.0)	$65.00
June / July / Aug 04 - 10% Ord Buy Back	(23.5)		$46.20
Oct / Nov 04 - 20% Ord Buy Back	(43.0)		$94.80
Total	168.4	110.1	$310.00


VILLAGE ROADSHOW LIMITED

Other Achievements

- Exit of non core businesses
  - Sale of 50% interest in the mall advertising business, Eye Shop
  - Sale of cinema joint venture in Taiwan
- Settlement of Tax Office assessments
- Settlement of KPMG claim



VILLAGE ROADSHOW LIMITED

Group Overview

Summary

Normalised and Reported Results

	HY 2005	HY 2004	*% change*
Normalised Net Profit After Tax	31,995	41,048	*(22.1%)*
Specific Items	(852)	(7,945)	*89.3%*
Discontinuing Businesses	378	(4,138)	
Reported Net Profit After Tax	31,521	28,965	*8.8%*
Basic EPS	15.47c	12.33c	*25.5%*
Total EPS	10.04c	5.97c	*68.2%*


VILLAGE ROADSHOW LIMITED

Specific Items

- Total specific items before tax of ($2.9) million compared to ($7.9) million last year resulting from
  - Pre tax profit on the sale of Eyeshop of $7.7 million
  - Pre tax legal settlement relating to film production of ($10.6) million
- Post tax specific items of ($0.9) million compared to ($7.9) million last year



Discontinuing Businesses

- Total result from discontinuing business of $0.4 million compared to ($4.1) million for last year
  - Profit on the sale of Taiwan of $2.5 million
  - Profits from trading in Taiwan of $0.3 million
  - Losses from Austria & Germany of ($2.4) million



Reported EBITDA by Division

Reported EBITDA by Division			
	HY 2005	HY 2004	% change
Cinema Exhibition	24,357	27,664	(11.95%)
Theme Parks	14,014	13,661	2.58%
Radio	48,577	45,232	7.40%
Film Production	38,195	40,704	(6.16%)
Film Distribution	9,616	9,573	0.45%
Other	(15,724)	(10,116)	(55.44%)
Total	119,035	126,718	(6.06%)

Excluding specific items and discontinuing operations


VILLAGE ROADSHOW LIMITED

Profit Before Tax and Minority Interest by Division

Profit Before Tax by Division

	HY 2005	HY 2004	% change
Cinema Exhibition	11,136	13,625	(18.27%)
Theme Parks	9,662	7,244	33.38%
Radio	39,769	36,073	10.25%
Film Production*	8,165	72	
Film Distribution	9,109	8,810	3.39%
Other	(15,569)	2,916	
Total	62,272	68,740	(9.41%)

Excluding specific items and discontinuing operations.

** Excluding specific item of ($10,611) in current period.*


VILLAGE ROADSHOW LIMITED

Reported EBITDA and Profit Before Tax Reconciliation

VRL Reported Operating Performance by Division
For the Six Months Ended 31 December 2004

$' millions	Cinema Exhibition	Theme Parks	Radio	Film Production	Film Distribution	Other	Total
EBITDA	24.3	14.0	48.6	38.2	9.6	(15.7)	119.0
Amortisation / Depreciation	(13.5)	(1.8)	(4.2)	(.2)		(2.5)	(22.2)
EBIT	10.8	12.2	44.4	38.0	9.6	(18.2)	96.8
Net Interest	0.3	(1.2)	(4.6)	(29.8)		2.6	(32.7)
Tax / Goodwill	0.0	(1.3)	0.0		(.5)		(1.8)
Profit Before Tax	11.1	9.7	39.8	8.2	9.1	(15.6)	62.3


VILLAGE ROADSHOW LIMITED

Cash Flow

Cash Flow Summary		
$'000	HY 2005	HY 2004
Cash Flows from Operations		
Production	(27,934)	41,570
Other Divisions	39,478	48,757
	11,544	90,327
Cash Flows from Investing Activities		
Net monies from associates	26,745	11,966
Net sale / (purchase) of assets	900	(4,517)
Other	(3,791)	(3,450)
	23,854	3,999


VILLAGE ROADSHOW LIMITED

Debt Balances

Summary of VRL Debt as at 31 December 2004 (A$'000)	
On Balance Sheet Debt - Production Limited Recourse	784,390
On Balance Sheet Debt - Other	277,126
Total On Balance Sheet Debt	1,061,516
Off Balance Sheet Debt - Guaranteed	42,282
Off Balance Sheet Debt - Not Guaranteed	62,368


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Divisional Performance – Cinema Exhibition

Financial Summary

Cinema Exhibition 2004/5 Half Year Results			
	HY 2005	HY 2004	%change
Segment Revenue	198,600	203,168	(2.25%)
Underlying EBITDA	28,908	32,197	(10.22%)
Reported EBITDA	24,357	27,664	(11.95%)
Profit Before Tax	11,136	13,625	(18.27%)

Excluding specific items and discontinuing operations.


VILLAGE ROADSHOW LIMITED

Operational Information

- Total admissions in continuing territories down 4% from 33.9 million to 32.7 million
  - Singapore and Italy strong
  - New Zealand and Greece weaker
- Increase in VRL interest in Italy from 45% to 50% in December 2004
- Only 1 new site at Bondi



VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

Financial Highlights

- Segment revenue grew 10.8%
- EBITDA margin holding strong at 36%
- Radio market growth 13.7%
- Low gearing – Interest Cover of 10.1 times
- VRL share increased to 61.70%.

Financial Summary

Radio 2004/5 Half Year Results

	HY 2005	HY 2004	% change
Segment Revenue	135,931	122,613	10.86%
EBITDA	48,577	45,232	7.40%
Profit Before Tax	39,769	36,073	10.25%

Dividend from Radio for 6 months to December 2004 - $9.6m


VILLAGE ROADSHOW LIMITED

Operational Highlights

- Market leader
  - 38.2 % of under 40 market
  - 23.9% of 10 + market
- Triple M network rebuild - ad revenue up 26.1% and building
- Joint venture operations in Canberra and Newcastle reported record sales and market survey results
- Sale of 50% interest in Simon Richards Group


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Divisional Performance – Film Production

Financial Summary

Film Production 2004/5 Half Year Results			
	HY 2005	HY 2004	% change
Segment Revenue	213,923	1,026,404	(79.16%)
Reported EBITDA	38,195	40,704	(6.16%)
Profit Before Tax*	8,165	72	

- Timing of films key driver of change in segment revenue

** Excluding specific item of ($10,611) in current period.*


VILLAGE ROADSHOW LIMITED

Additional Financial Information

Exploitation Fee Summary

	HY 2005	HY 2004
Sales Revenue	193,819	1,018,326
Amortisation of Film Production Costs	(30,949)	(443,563)
Other Film Expenses	(130,883)	(527,066)
Borrowing Costs	(26,351)	(29,562)
Other	(1,206)	(2,953)
Net Profit from Film Exploitation	4,430	15,182





VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

Financial Highlights

- Profit before Tax up 33%
- Studios performance improved – but off a low base
- Higher spend per person drove 22% profit increase at Sea World


VILLAGE ROADSHOW LIMITED

Financial Summary

Theme Parks 2004/5 Half Year Results			
	HY 2005	HY 2004	%change
Segment Revenue	16,788	14,579	15.15%
Reported EBITDA	14,014	13,661	2.58%
Profit Before Tax	9,662	7,244	33.38%



Operational Highlights

- Sea World's Shark Bay's first Christmas trading period
- Sea World's new Dugong exhibit opened at Christmas
- Paradise Country officially opened in September 2004
- Studio's at near capacity with the production of two World Wrestling Entertainment films





VILLAGE ROADSHOW LIMITED

Divisional Performance – Film Distribution

Financial Summary

Film Distribution 2004/5 Half Year Results	HY 2005	HY 2004	% change
Segment Revenue	9,109	8,810	3.39%
Reported EBITDA	9,616	9,573	0.45%
Profit Before Tax	9,109	8,810	3.39%


VILLAGE ROADSHOW LIMITED

Operational Highlights

- Maintained market leading position in DVD/video market with 16% share
- Strong growth from back catalogue titles
- Strong performance from Television division





VILLAGE ROADSHOW LIMITED

Outlook 2004/5

Cinema Exhibition

- Conclusion of Taiwan sale in February 2005
- New site development
  - Karingal, Aust (May 2005)
  - Greece replacement sites – Maroussi and Salonica (Sept 2005)
- Gold Class expansion in Australia


VILLAGE ROADSHOW LIMITED

Radio

- New competition – Brisbane and possibly Sydney and Melbourne
- Ad market growth of 5% - 7%
- Continue to accelerate Triple M growth momentum
- Continued marketing initiatives
- Forecast EBIT June 2005 full year $64 - $68 million


VILLAGE ROADSHOW LIMITED

Film Production

- Films to be released in the next 6 months include : *Constantine*, *Miss Congeniality 2: Armed and Fabulous*, *House of Wax* and *Dukes of Hazard*
- The highly anticipated *Charlie and the Chocolate Factory* will be released in July 2005

Theme Parks

- Movie World : Construction to begin on the Superman Escape coaster in April 2005 with a December 2005 opening date.
- Attendance growth and margins expected to remain at current levels


VILLAGE ROADSHOW LIMITED

Film Distribution

- DVD and theatrical product line up includes *Ocean's 12, Racing Stripes, Miss Congeniality 2: Armed and Fabulous* and *The Lord of the Rings* extended DVD packs
- Second half generally quieter – without Christmas trading period


VILLAGE ROADSHOW LIMITED

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of last notice	4 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 February 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: PETER EDWIN FOO
Name of Company: VILLAGE ROADSI N LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: PETER EDWIN FOO
Name of Company: VILLAGE ROADSHO .IMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: PETER EDWIN FOO
Name of Company: AUSTEREO GROUP]ITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Dogfight Two Pty Ltd	5,000	5,000	25-Feb-05	$1.61	Director & shareholder of Dogfight Two Pty Ltd
TOTAL		5,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VILLAGE ROADSHOW LIMITED

ABN

43 010 672 054

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A Class Preference
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing A Class Preference Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The shares will be entitled to a pro rata dividend from the date of issue until the Record Date and then will rank pari passu with existing A Class Preference Shares
5	Issue price or consideration	$1.92
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Executive Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,413,107	Ordinary
110,279,033	A Class Preference

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,000,000	Options over Ordinary Shares expiring 30 November 2007 exercisable at various prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that ~~they are~~ (will be) true and complete.

Sign here:  .... Date: 17.3.05
(~~Director~~/Company secretary)

Print name: S.L. Driscoll

== == == == ==

+ See chapter 19 for defined terms.